UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)


                          Notify Technology Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    669956104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 23, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |X|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

CUSIP No.669956104                     13G                    Page 2 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Strategic Turnaround Equity Partners, LP (Cayman)    98-0498777
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   |_|
                                                                 (b)   |X|
                                                                    Joint Filer
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          743,571
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            743,571
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     743,571
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.32% *
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
* On the basis of 13,968,955 shares of Common Stock reported by the Company to be issued and outstanding as of June 30, 2007 in the Company's latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on August 14, 2007.

CUSIP No.669956104                     13G                    Page 3 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Galloway Capital Management, LLC    90-0000838
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   |_|
                                                                 (b)   |X|
                                                                    Joint Filer
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          863,571
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            863,571
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     863,571 (1)

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.18% *
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
* On the basis of 13,968,955 shares of Common Stock reported by the Company to be issued and outstanding as of June 30, 2007 in the Company's latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on August 14, 2007.

(1) This includes 120,000 shares of common stock held by Finvest Yankee, LP for which the reporting person has the power to vote and dispose.

CUSIP No.669956104                     13G                    Page 4 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Bruce Galloway
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   |_|
                                                                 (b)   |X|
                                                                    Joint Filer
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           310,941
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          863,571
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         310,941
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            863,571
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,174,512 (1)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.40% *
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------
* On the basis of 13,968,955 shares of Common Stock reported by the Company to be issued and outstanding as of June 30, 2007 in the Company's latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on August 14, 2007

(1) Of the total 1,174,512 shares: (i) 219,941 shares of Common Stock are held by Mr. Galloway's Individual Retirement Account, (ii) 21,000 shares of Common Stock held by Mr. Galloway's son, for which Mr. Galloway has the power to vote and dispose, (iii) 70,000 shares of the Common Stock are held by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a 50% owner ("RexonGalloway")for which Mr. Galloway retains investment and voting discretion, (iv) 743,571 shares of Common Stock are held by Strategic Turnaround Equity Partners, LP (Cayman) ("STEP"), and (v) 120,000 held by Finvest Yankee, LP for which Mr. Galloway has the power to vote and dispose. Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP.

CUSIP No.669956104                     13G                    Page 5 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Gary Herman
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   |_|
                                                                 (b)   |X|
                                                                    Joint Filer
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          863,571
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            863,571
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     863,571((1))
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.18% *
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
(1) Of the total, 743,571shares are held by STEP and 120,000 shares are held by Finvest Yankee, LP for which Mr. Herman has the power to vote and dispose. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP.

* On the basis of 13,968,955 shares of Common Stock reported by the Company to be issued and outstanding as of June 30, 2007 in the Company's latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on August 14, 2007

CUSIP No.669956104                     13G                    Page 6 of 10 Pages

Item 1(a).  Name of Issuer:

                  Notify Technology Corporation (the "Issuer")
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  1054 South Se Anza Blvd., San Jose, CA 95129
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

                  Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management, LLC, Bruce Galloway and Gary Herman
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  The principal business address for STEP is c/o Stuarts Corporate Services, Ltd.,
                  P.O. Box 2510 GT, 4th Floor,
                  One Cayman Financial Centre, 36A
                  Dr. Roy's Drive, Georgetown,
                  Grand Cayman, Cayman Islands.
                  STEP is managed by Galloway Capital Management, LLC with its principal business address at 720 Fifth Avenue, 10th Floor,
                  New York, NY 10019.

                  The principal business address for Galloway Capital Management, LLC, Messrs. Galloway and Herman is
                  720 Fifth Avenue, 10th floor,
                  New York, New York 10019.
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

                  STEP is a limited partnership founded under the laws of the Cayman Islands.

                  Galloway Capital Management, LLC, Messrs. Galloway and Herman are citizens of the United States.
            --------------------------------------------------------------------

CUSIP No.669956104                     13G                    Page 7 of 10 Pages

Item 2(d).  Title of Class of Securities:

                  This statement on Schedule 13G is being filed with respect to Common Stock, $0.01 par value per share (the "Common Stock") of the Issuer.
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                  669956104
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)    |_|   Broker or dealer registered under Section 15 of the Exchange
                  Act.

     (b)    |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    |_|   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

     (d)    |_|   Investment company registered under Section 8 of the
                  Investment Company Act.

     (e)    |_|   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

     (f)    |_|   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

     (g)    |_|   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

     (h)    |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

     (i)    |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14)of the Investment
                  Company Act;

     (j)    |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.669956104                     13G                    Page 8 of 10 Pages


Item 4.     Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

                  The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.
            --------------------------------------------------------------------

      (b)   Percent of class:

                  The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.
            --------------------------------------------------------------------

     (c) Number of shares as to which such person has:

                  The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

The purpose of this Filing is to reflect the ownership by the Reporting Persons in the shares of the Issuer. Mr. Galloway owns approximately 20% of the partnership interests in STEP as of December 31, 2006. ==

         Strategic Turnaround Equity Partners, L.P. (Cayman): 743,571 Bruce Galloway: 1,174,512(1)
         Gary Herman: 863,571(2)

(1) 219,941 shares held by Mr. Galloway's Individual Retirement Account, 21,000 shares held by Mr. Galloway's son for whom Mr. Galloway has the power to vote and dispose, 70,000 shares held by RexonGalloway Capital Growth, LLC, for which Mr. Galloway has the power to vote and dispose, and 743,571 shares held by Strategic Turnaround Equity Partners, L.P. (Cayman)("STEP"), and 120,000 shares held by Finvest Yankee, LP for which Mr Galloway has the power to vote and dispose.

Mr. Galloway and Mr. Herman are the managing members of Galloway Capital Management, LLC, the general partner of STEP and share the power to vote and dispose the shares owned by STEP. As a result, Mr. Galloway may be deemed to directly beneficially own the shares held by his son, and may be deemed indirectly beneficially own, together with Mr. Herman, the shares held by STEP. Mr. Galloway disclaims beneficial ownership of the shares directly beneficially owned, together with Mr. Herman, by STEP, except to the indirect interests by virtue of Mr. Galloway being, together with Mr. Herman, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.

CUSIP No.669956104                     13G                    Page 9 of 10 Pages

(2) Reflects (i) 743,571 shares held by STEP, and 120,000 shares held by Finvest Yankee, LP for which Mr. Herman has the power to vote and dispose. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for his interests therein by virtue of being a member of Galloway Capital Management LLC and a limited partner in
STEP).

Mr. Herman and Mr. Galloway are managing members of Galloway Capital Management, LLC, the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Herman may be deemed to indirectly beneficially own, together with Mr. Galloway, the shares held by STEP. Mr. Herman disclaims beneficial ownership, together with Mr. Galloway, of the shares directly beneficially owned by STEP, except to the indirect interests by virtue of Mr. Herman being, together with Mr. Galloway, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                  Not Applicable
            --------------------------------------------------------------------

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

                  Not Applicable
            --------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable
            --------------------------------------------------------------------

Item 8.     Identification and Classification of Members of the Group.

                  Not Applicable
            --------------------------------------------------------------------

Item 9.     Notice of Dissolution of Group.

                  Not Applicable.
            --------------------------------------------------------------------

Item 10.    Certifications.

      (a)   Not Applicable

      (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):
            --------------------------------------------------------------------

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.669956104                     13G                   Page 10 of 10 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2007


                                Strategic Turnaround Equity Partners,LP (Cayman)

                                By: /s/ Gary Herman
                                    --------------------------------------------
                                Name:   Gary Herman
                                Title:  Managing Member of Galloway
                                        Capital Management, LLC, the
                                        Investment Advisor of Strategic
                                        Turnaround Equity Partners, LP (Cayman)


                                        Galloway Capital Management, LLC

                                        By: /s/ Gary Herman
                                            ------------------------------------
                                        Name:   Gary Herman
                                        Title:  Managing Member


                                        By: /s/ Bruce Galloway
                                            ------------------------------------
                                                Bruce Galloway


                                        By: /s/ Gary Herman
                                            ------------------------------------
                                                Gary Herman